Exhibit 12
Unit Corporation
Computation Ratio of Earnings to Fixed Charges

	2016		2015		2014		2013		2012
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes	$(206,818)		$(1,664,309)		$222,939		$301,469		$39,402
(Income) loss from equity investments	—		(18)		133		238		205
Distribution from equity investments	—		—		303		144		—
Interest expense	39,295		31,464		16,904		14,578		13,878
Amortization of capitalized interest	10,695	(3)	38,695	(3)	5,461	(3)	3,080		4,922	(3)
Amortization of bond discount	534		499		467		437		259
Earnings (loss)	$(156,294)		$(1,593,669)		$246,207		$319,946		$58,666

Fixed charges (1)
Interest expense	$39,295		$31,464		$16,904		$14,578		$13,878
Capitalized interest	15,293		21,711		32,246		33,670		18,867
Amortization of bond discount	534		499		467		437		259
Total fixed charges	$55,122		$53,674		$49,617		$48,685		$33,004

Ratio of earnings to fixed charges (2)	—	(4)	—	(4)	5.0	x	6.6	x	1.8	x
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(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act.

(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.

(3)	Amortization of capitalized interest includes the proportionate amount related to the ceiling test write-down.

(4)	Earnings for the years 2016 and 2015 were insufficient to cover fixed charges by $0.2 million and $1.7 billion, respectively.